Patriot National Bancorp, Inc.

Annual Shareholders Meeting

June 17, 2009

Greenwich Hyatt

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Total Assets



All Amounts in Thousands
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2002
2003
2004
2005
2006
2007
2008
Total Assets Up 13% in 2008

$248,497 $342,469 $405,047 $470,641 $645,983 $807,530 $913,359

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Total Deposits

All Amounts in Thousands


$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2002
2003
2004
2005
2006
2007
2008
Total Deposits Up 17% in 2008

$217,911 $289,992 $367,005 $419,075 $561,452 $672,399 $784,821

Patriot National Bancorp, Inc.

19 Full Service Branches In Operation June 2008



PATRIOT NATIONAL BANK
Connecticut
New York
New Jersey
WESTCHESTER COUNTY
FAIRFIELD COUNTY
NEW HAVEN COUNTY
BRONX COUNTY
NEW YORK COUNTY
RICHMOND COUNTY
KINGS COUNTY
QUEENS COUNTY
NASSAU COUNTY
SUFFOLK COUNTY
Patriot Headquarters
Existing Branches
Loan Production Offices
Approved Branch 4th quarter 2008 Opening

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Total Net Loans

All Amounts in Thousands


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2002
2003
2004
2005
2006
2007
2008
Total Loans Up 15% in 2008

$170,795 $214,421 $263,875 $364,244 $506,884 $685,886 $788,569

Patriot National Bank

Patriot National Bancorp, Inc.

Real Estate Loans Geographic Distribution



	% of $ Outstanding	# of Loans
Connecticut Loans	73.98%	82.01%
New York Loans	23.48%	16.40%
Other State Loans	2.54%	1.59%

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Loan Portfolio Composition



Loan Type Concentrations, December 31, 2008
Commercial Loan, $33,860,527.25 4% 238 Accounts
Commercial Real Estate, $262,570,351.65, 33%, 316 Accounts
Construction Loan, $292,743,079.84 36% 152 Accounts
Consumer Loan, $993,707.50 0% 187 Accounts
Home Equity Loan, $45,022,127.60 6% 219 Accounts
Residential Real Estate, $170,449,784.68, 21%, 104 Accounts
Commercial Loan
Commercial Real Estate
Construction Loan
Consumer Loan
Home Equity Loan
Residential Real Estate

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Working Out Construction Loans in a Weak Real Estate Market

- Significant Increase in Non-Accrual Loans in 2008 to $80.5 Million
- Maximum Loan to Value Ratio 65% “as Complete” at Origination
- Average Loan to Value Ratio “as Complete” at Origination 55%
- No Construction Loan Charge Offs in 2008
- All Construction Spec Loans Originated in Connecticut & New York
- Construction Advances Are Monitored by Inspectors Prior to Draws
- Members of Management Know Area Where The Loans Are Made
- No Large Tract Development Financed
- Most Condo Projects Financed are Small and All Are Within the Markets in Connecticut and Southern New York

Patriot National Bancorp, Inc.

Loan Portfolio

- Significant Concentration in Commercial Real Estate & Construction Loans
- No Sub-Prime Loan Exposure
- No Option ARM's
- No Negative Amortization Loans
- No High Loan To Value Ratio Real Estate Loans "At Origination"
- No High Loan To Value Home Equity Loans Originated for Portfolio
- Minimal Credit Card Loan And Auto Loan Exposure
- Minimal Unsecured Loans
- Conservative Loan to Value Standards Were Used to Underwrite and Originate Construction Loans

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Housing Market from 1988 to 1st Quarter 2009 for Fairfield County



# of Single Family Homes Sold (annualized), Fairfield County, 1988-Q1 2009
# of Single Family Homes Sold (annualized)
700
600
500
400
300
200
100
0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 (annualized)
Year

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Housing Market from 1988 to 1st Quarter 2009 for Fairfield County



Median Single Family Home Sales Price, Fairfield County, 1988-Q1 2009
Median Single Family Home Sales Price
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Q1 2009
Year

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Housing Market from 1988 to 1st Quarter 2009 for Fairfield County


Single Family Homes Median Sale Prices and # Sold, Fairfield County, 1988-Q1 2009
Median Home Sales Price
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Homes Sold
700
600
500
400
300
200
100
0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 (annualized)
Year
Median Home Sales Price
Homes Sold (annualized)

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Housing Market from 1988 to 1st Quarter 2009 for Greenwich



# of Single Family Homes Sold, Greenwich, CT, 1988-Q1 2009
1200
1000
800
600
400
200
0
# of Single Family Homes Sold
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 (annualized)
Year

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Housing Market from 1988 to 1st Quarter 2009 for Greenwich


Median Single Family Home Sales Price, Greenwich, CT, 1988-Q1 2009
Median Single Family Home Sales Price
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Q1 2009
Year

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Housing Market from 1988 to 1st Quarter 2009 for Greenwich



Single Family Homes Median Sale Prices and # Sold, Greenwich, CT, 1988-Q1 2009
Median Home Sales Price
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
Homes Sold
1200
1000
800
600
400
200
0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 (annualized)
Year
Media Sales Prices
# of Homes Sold

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Construction Loans Paid Off in 2008

- $110.5 Million in Patriot Construction Loans Were Paid Off or Refinanced at Other Institutions
- No Charge Offs Taken on Any Construction Loans Paid Off During 2008
- The Average Outstanding Loan Balance on Paid Off Construction Loans Was 67% of the Sales Price on Those Loans Paid Off by Sale

PATRIOT NATIONAL BANK
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PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Interest Rate Risk Exposure

No Long Term Fixed Rate Mortgages Held In Portfolio

Patriot National Bancorp, Inc.

Allowance For Loan Losses

All Amounts in Thousands


16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
2002
2003
2004
2005
2006
2007
2008

2002	2003	2004	2005	2006	2007	2008
$2,372	$2,934	$3,481	$4,588	$5,630	$5,673	$16,247

$15.1 Million Added To Allowance For Loan Losses In The Past 7 Years

2008 Write downs $715,000

2009 Write downs through March 31, 2009 $1.2 Million

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Analysis Of Allowance For Loan Losses							
	2008	2007	2006	2005	2004	2003	2002
	(Thousands of Dollars)						
Balance At Beginning Of Period	$5,673	$5,630	$4,588	$3,481	$2,934	$2,372	$1,894
* Net Recoveries (Charge-Offs)	(715)	(32)	2	(3)	(9)	(1)	10
Additions Charged To Operations	11,289	75	1,040	1,110	556	563	468
Balance At End Of Period	$16,247	$5,673	$5,630	$4,588	$3,481	$2,934	$2,372
Ratio of Net Recoveries (Charge-Offs)							
During The Period To Average Loans							

Net Charge-offs 7 Years $748,000 through December 31, 2008

Provision To Allowance For Loan Losses $15.1 Million For Same Period

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Asset Quality

Investment Securities Portfolio (Available For Sale)

- No Sub-Prime Loan Exposure In Investment Portfolio
- All Mortgage Backed Securities Held In Portfolio Are U.S. Government Agency or Government Sponsored Agency Securities

Patriot National Bancorp, Inc.

Net Interest Income

All Amounts in Thousands


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Net Interest Income Up 13% in 2008
2002
2003
2004
2005
2006
2007
2008

2002	2003	2004	2005	2006	2007	2008
$7,840	$9,626	$11,670	$14,879	$19,940	$24,095	$27,211
+14%	+23%	+21%	+27%	+34%	+21%	+13%

% Increase over prior year

Patriot National Bancorp, Inc.

Significant Unusual 2008 Events

- $11.3 Million Provisions to Allowance for Loan Losses
- $2.1 Million Impairment Charges on Investment Grade Auction Rate Securities*
- $1.4 Million Goodwill Impairment Charges
- $1.05 FHLMC – 100% Write Off

* Note: All Auction Rate Securities Remain Investment Grade and Continue to Pay Dividends in Accordance With the Terms of the Securities

Patriot National Bancorp, Inc.

Net Income


All Amounts in Thousands
$2,500
$1,000
($500)
($2,000)
($3,500)
($5,000)
($6,500)
($8,000)
2002
$1,052
2003
$1,341
2004
$926
2005
$1,407
2006
$2,415
2007
$2,678
2008
($7,112)
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PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Earnings Per Share



$1.00
$0.50
$0.00
($0.50)
($1.00)
($1.50)
2002
2003
2004
2005
2006
2007
2008

	2002	2003	2004	2005	2006	2007	2008
Basic	**$0.44**	**$0.56**	**$0.38**	**$0.52**	**$0.67**	**$0.56**	**($1.50)**
Fully Diluted	**$0.43**	**$0.55**	**$0.37**	**$0.51**	**$0.66**	**$0.56**	**($1.50)**

Patriot National Bancorp, Inc.

Navigating Through The Economic Storm

Steps Taken

- The Bank Currently has a Moratorium on Construction Loans and Commercial Real Estate Loans to Reduce Exposure
- The Bank's Asset and Loan Growth Will be Modest
- Re-Appraisal Program
- Formed Experience Loan Workout Team

Patriot National Bancorp, Inc.

Steps Taken

- Eliminated Executive Bonuses in 2008 And 2009
- Implemented a Salary Freeze on All Officers Assistant Vice President and Above
- Closed Long Island Lending Office
- Reduced the Number of Salary Based Commercial Real Estate Loan Officers by Nine
- Reduced Annual Market Budget by 50%
- Eliminated Common Stock Dividend

Patriot National Bancorp, Inc.

2009 Prospects

- Non-Performing Loans Expected to Increase
- NPL's Expected to Peak in the 4th Quarter 2009 and Then Trend Down in 2010
- Continued Significant Provisions to Allowance For Loan Losses
- Net Operating Losses
- Writedowns of Construction Loans Until Disposed Of
- Limited Balance Sheet and Loan Growth Until Capital is Raised

PATRIOT NATIONAL BANK

Patriot National Bancorp, Inc.

Return To Profitability

Dependent on End of Recession and Stabilization And Improvement in Local Real Estate Markets

Patriot National Bancorp, Inc.

The Future

- Fewer Competitors
- The Bank Will Be Well Positioned Provided Capital is Raised and Problems Loans Are Resolved
- Patriot Has 19 Full Service Branches in One of The Most Desirable Real Estate Markets in The U.S.
- Loan and Deposit Pricing More Favorable for Banks

Patriot National Bancorp, Inc.

Annual Shareholders Meeting

June 17, 2009

Greenwich Hyatt

PATRIOT NATIONAL BANK

Join The Banking Revolution.

PATRIOT NATIONAL BANK